Exhibit 99.1

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	Saunak Savla	Calvin Printer
CIN: L85195TG1984PLC004507	saunaks@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-4900 2135)	(Ph: +91-40-4900 2121)

Dr. Reddy’s Q3 and 9M FY18 Financial Results

Hyderabad, India, January 25, 2018: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the third quarter and nine months ended December 31, 2017 under International Financial Reporting Standards (IFRS).

Q3 Performance Summary	9M Performance Summary

Rs. 3,806 Cr	Rs. 10,668 Cr
Revenue	Revenue
[Up: 7% QoQ, Up: 3% YoY]	[Up: 1% YoY]

56.3%	53.8%
Gross Margin	Gross Margin
[Q2 FY18: 53.3%; Q3 FY17: 59.1%]	[9M FY17: 57.2%]

Rs. 1,205 Cr	Rs. 3,484 Cr
SGNA expenses	SGNA expenses
[Up: 6% YoY]	[Down: 2% YoY]

Rs. 467 Cr	Rs. 1,392 Cr
R&D expenses	R&D expenses
[12.3% of Revenues]	[13.0% of Revenues]

Rs. 806 Cr	Rs. 1,830 Cr
EBITDA	EBITDA
[21.2% of Revenues]	[17.2% of Revenues]

Rs. 334 Cr*	Rs. 678 Cr*
Profit after Tax	Profit after Tax
[8.8% of Revenues]	[6.4% of Revenues]

* During Q3 FY18, the ‘Tax Cuts and Jobs Act of 2017’ was approved and enacted in the United States. Consequent to this enactment the deferred tax assets and liabilities of the US entity have been re-measured resulting in a one-time charge of Rs. 93 Crores. [Adjusted PAT for Q3 FY 18: Rs. 427 Crores and 9M FY 18: Rs. 771 Crores]

Commenting on the results, CEO and Co-chairman, G.V. Prasad said “We had a satisfactory third quarter performance, with all our key markets performing well. We recorded sequential revenue growth of 7%, despite continuing challenges such as price erosion in the U.S. Our first-cycle NDA approval of Impoyz™ is a significant milestone in the commercialization of our proprietary products pipeline. We will continue our focus on operational excellence and controlling of SG&A costs across the organisation”.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 63.83

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q3 FY 18			Q3 FY 17			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Revenues	596	38,060	100.0	581	37,065	100.0	3
Cost of revenues	261	16,649	43.7	238	15,166	40.9	10
Gross profit	335	21,411	56.3	343	21,899	59.1	(2)
Operating Expenses
Selling, general & administrative expenses	189	12,048	31.7	178	11,341	30.6	6
Research and development expenses	73	4,667	12.3	78	4,956	13.4	(6)
Other operating expense / (income)	(5)	(313)	(0.8)	(3)	(187)	(0.5)	67
Results from operating activities	78	5,009	13.2	91	5,789	15.6	(13)
Finance expense / (income), net	(13)	(851)	(2.2)	(1)	(44)	(0.1)	1850
Share of (profit) of equity accounted investees, net of income tax	(1)	(85)	(0.2)	(1)	(89)	(0.2)	(5)
Profit before income tax	93	5,945	15.6	93	5,922	16.0	0
Income tax expense	41	2,601 *	6.8	19	1,221	3.3	113
Profit for the period	52	3,344	8.8	74	4,701	12.7	(29)

Diluted EPS	0.32	20.13		0.44	28.32		(29)

* ~Rs. 930 million impact on account of reforms in US tax laws

EBITDA Computation

	Q3 FY 18		Q3 FY 17
Particulars	($)	(Rs.)	($)	(Rs.)
Profit before income tax	93	5,945	93	5,922
Interest (income) / expense net*	(14)	(881)	(1)	(53)
Depreciation	33	2,089	30	1,936
Amortization	14	882	15	956
Impairment	0.3	20	0.5	32
EBITDA	126	8,055	138	8,793
EBITDA (% to revenues)		21.2		23.7

* - Includes income from Investments

Key Balance Sheet Items

	As on 31st Dec 17		As on 30th Sep 17
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	344	21,958	263	16,793
Trade receivables (current)	665	42,432	661	42,203
Inventories	420	26,825	423	26,998
Property, plant and equipment	912	58,189	907	57,905
Goodwill and Other Intangible assets	755	48,182	778	49,634
Loans and borrowings (current & non-current)	860	54,911	841	53,668
Trade payables	228	14,575	222	14,193
Equity	1,938	1,23,685	1,909	1,21,840

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 63.83

Revenue Mix by Segment [Year on year]

	Q3 FY 18			Q3 FY 17			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Global Generics	472	30,105	79	480	30,638	83	-2
North America		16,073			16,595		-3
Europe*		2,006			2,148		-7
India		6,126			5,947		3
Emerging Markets#		5,900			5,948		-1
PSAI	85	5,436	14	85	5,400	14	1
North America		863			1,259		-31
Europe		1,572			1,828		-14
India		627			409		53
Rest of World		2,374			1,904		25
Proprietary Products & Others	39	2,519	7	16	1,027	3	145
Total	596	38,060	100	581	37,065	100	3

Revenue Mix by Segment [Sequential]

	Q3 FY 18			Q2 FY 18			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Global Generics	472	30,105	79	448	28,618	81	5
North America		16,073			14,318		12
Europe*		2,006			2,424		-17
India		6,126			6,370		-4
Emerging Markets#		5,900			5,506		7
PSAI	85	5,436	14	89	5,654	16	-4
North America		863			962		-10
Europe		1,572			1,938		-19
India		627			436		44
Rest of World		2,374			2,318		2
Proprietary Products & Others	39	2,519	7	19	1,188	3	112
Total	596	38,060	100	556	35,460	100	7

* Europe primarily includes Germany, UK and out licensing sales business

# Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

Segmental Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 30.1 billion.

Sequential growth of 5%, primarily driven by the US and Emerging Markets

Year-on-year decline of 2%, primarily on account of adverse foreign exchange as the US dollar depreciated by ~4% and lower contribution from Europe generics market.

•	Revenues from North America at Rs. 16.1 billion.

-	Sequential growth of 12%, primarily on account of contribution from new products major being sevelamer carbonate

-	Year-on-year decline of 3%, primarily on account of higher price erosions due to channel consolidation and increased competition in some of our key molecules, and impact of adverse foreign exchange. The above is partly offset by new products contribution.

As of 31st December 2017, cumulatively 102 generic filings are pending for approval with the USFDA (99 ANDAs and 3 NDAs under 505(b)(2) route). Of these 99 ANDAs, 59 are Para IVs out of which we believe 29 have ‘First to File’ status.

•	Revenues from Emerging Markets at Rs. 5.9 billion

-	Revenues from Russia at Rs. 3.4 billion. Year-on-year growth of 9%. In constant currency i.e. in Rouble terms year-on-year growth is 5%.

-	Revenues from other CIS countries and Romania market at Rs. 1.0 billion. Year-on-year decline of 2%.

-	Revenues from Rest of World (RoW) territories at Rs. 1.5 billion. Year-on-year decline of 17%.

•	Revenues from India at Rs. 6.1 billion. Year-on-year growth of 3%. Normalizing for the GST transition related adjustments, the comparable growth is ~11%.

•	Revenues from Europe at Rs. 2.0 billion. Year-on-year decline of 7%, primarily on account of higher price erosion in some of the key molecules coupled with temporary supply disruptions.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs. 5.4 billion. Year-on-year growth of 1%.

•	During the quarter, 13 DMFs were filed globally of which 1 was in the US. The cumulative number of DMF filings as of 31st December, 2017 was 791.

Proprietary Products (PP)

•	Revenues from PP at Rs. 2.1 billion

During Q3 FY18 USFDA approved IMPOYZ™ (clobetasol propionate) Cream 0.025%. In line with the existing outlicensing agreement with Encore Dermatology Inc. this approval triggered milestone recognition of Rs. 1.3 billion during Q3 FY18.

Income Statement Highlights:

•	Gross profit margin at 56.3%.

-	Improved by ~300 bps sequentially, aided by better product mix and milestone receipt of Rs. 1.3 billion in Proprietary Products

-	Declined by ~280 bps over that of previous year primarily on account of higher price erosions, increased competitive intensity in some of our key molecules in the US and adverse foreign exchange impact.

-	Gross profit margin for GG and PSAI business segments are at 59.5% and 23.8% respectively.

•	SG&A expenses at Rs. 12.0 billion, an increase of 6%. During the quarter, a settlement agreement was entered into with the US Department of Justice on the litigation involving packaging against a payout of Rs. 319 million. The balance increase is on account of sales & marketing and other spends towards events specific to the quarter.

•	Research & development expenses at Rs. 4.7 billion, a decrease of 6%. As % to Revenues- Q3 FY18: 12.3% | Q2 FY 18: 11.8% | Q3 FY17: 13.4%. Focus continues on building complex generics, biosimilars and differentiated products pipeline.

•	Net Finance income at Rs. 851 million compared to Rs. 44 million in Q3FY17. The incremental income of Rs. 807 million is on account of:

-	Increase in profit on sales of investments by Rs. 698 million.

-	Increase in net interest income by Rs. 129 million.

-	Net foreign exchange loss of Rs. 30 million in the current quarter vs net foreign exchange loss of Rs. 10 million in the previous year.

•	Profit after Tax at Rs. 3.3 billion. During the quarter, the ‘Tax Cuts and Jobs Act of 2017’ was approved and enacted in the United States. Consequent to this enactment the deferred tax assets and liabilities in the US entity have been re-measured resulting in a one-time charge of Rs. 930 million being recorded under tax expense.

•	Diluted earnings per share is at Rs. 20.13

•	Capital expenditure is at Rs. 2.2 billion.

Earnings Call Details (06:30 pm IST, 08:00 am EST, January 25, 2018)

The Company will host an earnings call to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:		91 22 3960 0616
Secondary number:		91 22 6746 5826
International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 3065 2322, 91 22 6181 3322
Conference ID:	375#
Web-cast	More details will be provided through our website, www.drreddys.com

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia and other CIS countries. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.